FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For July 24, 2008

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   July 24, 2008

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

NORSAT LAUNCHES VEHICLE MOUNTED SATELLITE TERMINAL

Company receives orders from the U.S. Military and
an Asia-based public broadcaster

Vancouver, Canada – July 24th, 2008 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, today announced that it has released the first product in its vehicle mount satellite terminal family. In addition, with the launch of its new offering, Norsat has signed contracts with the U.S. military and an Asian broadcasting network, to provide vehicle mount terminals for the transmission of video data feeds.

“Releasing our first vehicle mount terminal is a significant milestone for Norsat, as a key focus for 2008 is to drive organic growth by expanding our portfolio of offerings,” said Dr. Amiee Chan, President and CEO Norsat international.  “With the launch of this new terminal, we have extended our reach into a new industry segment.  Winning these inaugural orders serves as a testament to our technology leadership in designing and developing ground-based satellite systems and demonstrates our ability to quickly gain a foothold in the global vehicle mount satellite terminal market. We plan to work to expand our vehicle mount satellite terminal family to meet varying customer needs and well-position us to effectively compete in this market.”

Norsat’s vehicle mount satellite terminals are equipped with a control consol that initializes and optimizes modem and transmitter settings and also automatically aligns the antenna towards the desired satellite.  In addition, the terminals include Norsat’s proprietary user-friendly software interface, which is available in 15 languages, including Arabic, Bahasa, English, Chinese (Simplified and Traditional), Dutch, English, French, German, Italian, Japanese, Korean, Polish, Portuguese, Spanish and Turkish.

Norsat will display its new family of vehicle mount terminals at Modern Day Marine in Quantico, Virginia, from September 30th through to October 2nd, 2008.

For further information, contact:

Pervez Siddiqui

Kristen Dickson

Vice President, Marketing

Investor Relations

Tel: 604-821-2850

The Equicom Group

Email: psiddiqui@norsat.com

Tel: 416-815-0700 x273

Email: kdickson@equicomgroup.com

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the three months ended March 31, 2008, and the Management Discussion and Analysis for the three months ended March 31, 2008. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

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